Exhibit 99
Cawley, Gillespie & Associates, Inc.
petroleum consultants

1000 LOUISIANA STREET, SUITE 625 HOUSTON, TEXAS 77002-5008 713-651-9944 FAX 713-651-9980	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817-336-2461 FAX 817-877-3728	9601 AMBERGLEN BLVD., SUITE 117 AUSTIN, TEXAS 78729-1106 512-249-7000 FAX 512-233-2618
March 3, 2010
Whiting USA Trust I
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
Re:	Evaluation Summary — SEC Price Whiting USA Trust I Interests Proved Producing Reserves Certain Properties Located in Various States As of December 31, 2009

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue
Gentlemen:
     As requested, we are submitting our estimates of proved producing reserves and forecasts of economics attributable to the underlying properties, from which a net profits interest has been formed and conveyed by Whiting Petroleum Corporation to the Whiting USA Trust I. These certain oil properties are located in North Dakota, Texas, Oklahoma, Arkansas, Montana, Wyoming, Michigan, New Mexico, Alabama, Louisiana, Colorado, Kansas, Utah and Mississippi. Also included in the table below are the proved reserves attributable to the same underlying properties estimated to be produced by October 31, 2017, which is the estimated date of termination for Whiting USA Trust I. This report, completed March 3, 2010 covers 100% of the proved producing reserves estimated for Whiting USA Trust I. This report includes results for an SEC pricing scenario. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved Developed Producing
		Underlying	Underlying Properties
		Properties	Reserves Estimated to be Produced
		Full Economic Life	By October 31, 2017
Net Reserves
Oil	- Mbbl	5,885.5	3,705.0
Gas	- MMcf	18,056.4	12,195.2
NGL	- Mbbl	378.6	299.1
Equivalent*	- Mbbl	9,273.5	6,036.7
Revenue
Oil	- M$	314,126.2	197,749.7
Gas	- M$	57,338.6	38,472.9
NGL	- M$	11,121.8	8,779.1
Other	- M$	0.0	0.0
Severance Taxes	- M$	30,192.6	18,692.8
Ad Valorem Taxes	- M$	5,158.8	3,135.9
Operating Expenses	- M$	181,887.4	109,811.1
Investments	- M$	0.0	0.0
Net Operating Income	- M$	165,347.9	113,362.1
Discounted @ 10%	- M$	101,001.9	86,167.7

*	Calculated based on an energy equivalent that one Bbl of crude oil equals six Mcf of natural gas and one Bbl of crude oil equals one Bbl of natural gas liquids.

Whiting USA Trust I
March 3, 2010

The discounted cash flow value shown in the previous table should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.
Hydrocarbon Pricing
     As requested for the SEC scenario, initial WTI spot oil and Henry Hub Gas Daily prices of $61.18 per bbl and $3.87 per MMBtu, respectively, were adjusted individually to WTI posted pricing at $57.90 per bbl and Houston Ship Channel pricing at $3.64 per MMBtu, as of December 31, 2009. Prices were not escalated in the SEC scenario. Oil price differentials, gas price differentials and heating values were applied as furnished by your office.
Expenses and Taxes
     Lease operating expenses and Ad Valorem tax values were forecast as provided by your office. Lease operating expenses were held constant in accordance with SEC guidelines. Severance tax rates were applied at normal state percentages of oil and gas revenue.
Miscellaneous
     An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.
     The proved reserve classifications used conform to the criteria of the Securities and Exchange Commission (“SEC”). The estimates were prepared based on the definitions and regulations contained in the United States Securities and Exchange Commission Modernization of Oil and Gas Reporting; Final Rule, Title 17 CFR Parts 210, 211 et al. released January 14, 2009 in the Federal Register. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
     The reserve estimates were based on interpretations of factual data furnished by your office. We have used all methods and procedures as we considered necessary under the circumstances to prepare the report. We believe that the assumptions, data, methods and procedures were appropriate for the purpose served by this report. Production data, gas prices, gas price differentials, expense data, tax values and ownership interests were also supplied by you and were accepted as furnished. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Whiting USA Trust I
March 3, 2010

     The professional qualifications of the undersigned, the technical person primarily responsible for the preparation of this report, are included as an attachment to this letter.

Yours very truly,

Robert D. Ravnaas, P.E.
Executive Vice President Cawley, Gillespie & Associates Texas Registered Engineering Firm F-693

Cawley, Gillespie & Associates, Inc.
petroleum consultants

9601 AMBERGLEN BLVD., SUITE 117 AUSTIN, TEXAS 78729-1106 512-249-7000 FAX 512-233-2618	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817-336-2461 FAX 817-877-3728	1000 LOUISIANA STREET, SUITE 625 HOUSTON, TEXAS 77002-5008 713-651-9944 FAX 713-651-9980
Professional Qualifications of Robert D. Ravnaas, P.E.
Executive Vice President of Cawley, Gillespie & Associates
     Mr. Ravnaas has been a Petroleum Consultant for Cawley, Gillespie & Associates (CG&A) since 1983, and became Executive Vice President in 1999. He has completed numerous field studies, reserve evaluations and reservoir simulation, waterflood design and monitoring, unit equity determinations and producing rate studies. He has testified before the Texas Railroad Commission in unitization and field rules hearings. Prior to CG&A he worked as a Production Engineer for Amoco Production Company. Mr. Ravnaas received a B.S. with special honors in Chemical Engineering from the University of Colorado at Boulder, and a M.S. in Petroleum Engineering from the University of Texas at Austin. He is a registered professional engineer in Texas, No. 61304, and a member of the Society of Petroleum Engineers (SPE), the Society of Petroleum Evaluation Engineers, the American Association of Petroleum Geologists and the Society of Professional Well Log Analysts.